EXHIBIT 99.1

Cronos Group Confirms Discussions Regarding Potential Investment by Altria Group

TORONTO, Dec. 3, 2018 /CNW/ - Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) ("Cronos Group" or the "Company") today confirmed that it is engaged in discussions concerning a potential investment by Altria Group Inc. (NYSE: MO) ("Altria Group") in Cronos Group. No agreement has been reached with respect to any such transaction and there can be no assurance such discussions will lead to an investment or other transaction involving the companies.

About Cronos
Cronos Group is a globally diversified and vertically integrated cannabis company with a presence across five continents. Cronos Group operates two wholly-owned Canadian licensed producers: Peace Naturals Project Inc., which was the first non-incumbent medical cannabis license granted by Health Canada, and Original BC Ltd., which is based in the Okanagan Valley, British Columbia. Cronos Group has multiple international production and distribution platforms across five continents. Cronos Group intends to continue to rapidly expand its global footprint as it focuses on building an international iconic brand portfolio and developing disruptive intellectual property. Cronos Group is committed to building industry leading companies that transform the perception of cannabis and responsibly elevate the consumer experience.

Forward-Looking Statements
This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking statements"). All statements contained herein that are not clearly historical in nature may constitute forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "likely", "should", "would", "plan", "anticipate", "intend", "potential", "proposed", "estimate", "believe" or the negative of these terms, or other similar words, expressions and grammatical variations thereof, or statements that certain events or conditions "may" or "will" happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of historical fact. Forward-looking statements are provided for the purposes of assisting the reader in understanding our financial performance, financial position and cash flows as at and for periods ended on certain dates and to present information about management's current expectations and plans relating to the future and the reader is cautioned that such information may not be appropriate for any other purpose. Some of the forward-looking statements contained in this press release, include, but are not limited to, statements with respect to: a potential investment by Altria Group in Cronos Group, continued discussions with Altria Group regarding a potential investment in, or other transaction with, Cronos Group, whether any discussions between Altria Group and Cronos Group statements will lead to an investment or other transaction involving the companies, our business and operations, our strategy for future growth, expanding our global footprint, including the timing thereof, our intention to build an international iconic brand portfolio and develop disruptive intellectual property and our ability to build an industry leading company that transforms the perception of cannabis and responsibly elevates the consumer experience. No forward-looking statement can be guaranteed and Cronos Group cannot guarantee the future statements contained herein.  In particular, Cronos is unable to guarantee that discussions with Altria Group with respect to a potential investment in Cronos Group will continue or, if such discussions do continue, whether such discussions will lead to an investment or other transaction involving the companies or, if such discussions are successful, the terms and timing of any such transaction.  Forward-looking statements are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. While we consider these assumptions to be reasonable based on information currently available to management, there is no assurance that such expectations will prove to be correct. By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the forward-looking statements in this press release. Such factors include, without limitation, those discussed in the Company's current MD&A and Annual Information Form, both of which have been filed on SEDAR and can be accessed at www.sedar.com. Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements. Forward-looking statements contained herein are made as of the date of this press release and are based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking statements are made. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking statements, except as required by applicable law.

View original content to download multimedia:http://www.prnewswire.com/news-releases/cronos-group-confirms-discussions-regarding-potential-investment-by-altria-group-300759432.html

SOURCE Cronos Group Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/December2018/03/c1839.html

%CIK: 0001656472

For further information: Anna Shlimak, (416) 504-0004, investor.relations@thecronosgroup.com

CO: Cronos Group Inc.

CNW 19:21e 03-DEC-18